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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No.  4)*

Psychiatric Solutions, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

74439H 10 8

(CUSIP Number)

Edward F. Glassmeyer
Oak Management Corporation
One Gorham Island
Westport, CT  06880
(203) 226-8346

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:
Charles J. Downey III, Esq.
Finn Dixon & Herling LLP
One Landmark Square
Stamford, CT 06901
(203) 325-5000

December 24, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [    ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74439H 10 8		13D	Page 2 of 24

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Oak Investment Partners VI, Limited Partnership 06-1412578

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 74439H 10 8		13D	Page 3 of 24

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Oak Associates VI, LLC 06-1412579

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) OO-LLC

CUSIP No. 74439H 10 8		13D	Page 4 of 24

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Oak Investment Partners VII, Limited Partnership 06-1477520

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 74439H 10 8		13D	Page 5 of 24

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Oak Associates VII, LLC 06-1490960

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) OO-LLC

CUSIP No. 74439H 10 8		13D	Page 6 of 24

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Oak VII Affiliates Fund, Limited Partnership 06-6443681

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 74439H 10 8		13D	Page 7 of 24

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Oak VII Affiliates, LLC 06-1490961

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) OO-LLC

CUSIP No. 74439H 10 8		13D	Page 8 of 24

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Oak Investment Partners X, Limited Partnership 06-1601019

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,680,733

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power 3,680,733

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,680,733

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 24.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 74439H 10 8		13D	Page 9 of 24

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Oak Associates X, LLC 06-1630661

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 3,680,733

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 3,680,733

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,680,733

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 24.0%

14.	Type of Reporting Person (See Instructions) OO-LLC

CUSIP No. 74439H 10 8		13D	Page 10 of 24

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Oak X Affiliates Fund, Limited Partnership 06-1622220

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 59,089

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power 59,089

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,089

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 74439H 10 8		13D	Page 11 of 24

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Oak X Affiliates, LLC 06-1630662

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 59,089

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 59,089

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,089

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0.5%

14.	Type of Reporting Person (See Instructions) OO-LLC

CUSIP No. 74439H 10 8		13D	Page 12 of 24

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Oak Management Corporation 06-0990851

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 3,739,822

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 3,739,822

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,739,822

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 24.3%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 74439H 10 8		13D	Page 13 of 24

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Bandel L. Carano

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 3,739,822

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 3,739,822

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,739,822

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 24.3%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 74439H 10 8		13D	Page 14 of 24

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Gerald R. Gallagher

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 74439H 10 8		13D	Page 15 of 24

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Edward F. Glassmeyer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 3,739,822

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 3,739,822

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,739,822

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 24.3%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 74439H 10 8		13D	Page 16 of 24

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Fredric W. Harman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 3,739,822

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 3,739,822

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,739,822

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 24.3%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 74439H 10 8		13D	Page 17 of 24

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ann H. Lamont

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 3,739,822

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 3,739,822

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,739,822

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 24.3%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 74439H 10 8		13D	Page 18 of 24

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David B. Walrod

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 3,739,822

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 3,739,822

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,739,822

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 24.3%

14.	Type of Reporting Person (See Instructions) IN

Amendment No. 4 to
Statement on Schedule 13D

This Amendment No. 4 to Statement on Schedule 13D relates to the beneficial ownership of common stock, par value $0.01 per share (the “Common Stock”), of Psychiatric Solutions, Inc., a Delaware corporation (the “Company”).  This Amendment No. 4 to Schedule 13D is being filed on behalf of the Reporting Persons (as defined below) and amends and supplements the Schedule 13D filed by certain of the Reporting Persons on August 5, 2002, as amended by Amendment No. 1 thereto filed on January 7, 2003, Amendment No. 2 thereto filed on February 5, 2003 and Amendment No. 3 thereto filed on June 25, 2003.  Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given to such terms in the Schedule 13D.

ITEM 4.                  PURPOSE OF TRANSACTION.

Item 4 is hereby amended and supplemented by the addition of the following two paragraphs preceding the last paragraph contained in Item 4:

On December 18, 2003, the Company, Oak Investment Partners VI, Oak Investment Partners VII and Oak Affiliates Fund VII (and other selling stockholders) entered into an Underwriting Agreement (the “Underwriting Agreement”) with Lehman Brothers Inc. (and other underwriters) pursuant to which the Company agreed to sell 3,000,000 shares of Common Stock and Oak Investment Partners VI, Oak Investment Partners VII and Oak Affiliates Fund VII agreed to sell 1,416, 1,004,786 and 40,996 shares, respectively, of Common Stock, each for $15.12 per share. Oak Investment Partners VI and Oak Investment Partners VII also granted to the underwriters an over-allotment option to acquire up to an additional 472 shares of Common Stock from Oak Investment Partners VI and an additional 627,990 from Oak Investment Partners VII, for the same price per share, exercisable at any time within 30 days of the date of the Underwriting Agreement.  Such over-allotment option was exercised and the closing of the sale of the stock described in this paragraph occurred on December 24, 2003.

Pursuant to the terms of the Underwriting Agreement, Oak Investment Partners VI, Oak Investment Partners VII, Oak Affiliates Fund VII and Ann H. Lamont have agreed that for a period of 90 days after December 18, 2003, they will not, directly or indirectly, offer, sell, pledge or otherwise dispose of any Common Stock of the Company or securities convertible or exchangeable for capital stock of the Company, except for the stock sale described in the preceding paragraph pursuant to the Underwriting Agreement. Such stock sale is more particularly described in, and the foregoing description of the Underwriting Agreement and the transactions contemplated thereby is qualified in its entirety by reference to, the Underwriting Agreement listed as Exhibit G hereto and incorporated herein by reference.

ITEM 5.                  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b)              The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons is based upon 11,661,601 shares of Common Stock outstanding, as reported in the Company’s Form S-2/A registration statement dated December 18, 2003, plus (i) shares issuable upon the conversion of Series A Preferred Stock and (ii) shares issuable upon exercise of options to acquire Common Stock as described herein.

Amounts shown as beneficially owned by each of Oak Investment Partners X, Oak Associates X, Oak Management, Bandel L. Carano, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont and David B. Walrod include (i) the aggregate of 3,679,749 shares of Common Stock into which the shares of

Series A Preferred Stock purchased by Oak Investment Partners X at the First Funding and the Second Funding may be initially converted plus accrued pay-in-kind dividends thereon and (ii) options to purchase 984 shares of Common Stock, which may be deemed to be held by Ann H. Lamont on behalf of Oak Investment Partners X.

Amounts shown as beneficially owned by each of Oak Affiliates Fund X, Oak X Affiliates, Oak Management, Bandel L. Carano, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont and David B. Walrod include (i) the aggregate of 59,073 shares of Common Stock into which the shares of Series A Preferred Stock purchased by Oak Affiliates Fund X at the First Funding and the Second Funding may be initially converted plus accrued pay-in-kind dividends thereon and (ii) options to purchase 16 shares of Common Stock, which may be deemed to be held by Ann H. Lamont on behalf of Oak Affiliates Fund X.

Please see Items 7, 8, 9, 10, 11, and 13 for each cover sheet for each Reporting Person.

(c)           On October 20, 2003, Oak Investment Partners VI received an in-kind distribution of 472 shares of Common Stock from an entity of which Oak Investment Partners VI is a limited partner. Except as set forth above and in Item 4 above, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d)           Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)           On December 24, 2003, Oak Investment Partners VI, Oak Investment Partners VII,  Oak Affiliates Fund VII and Gerald R. Gallagher ceased to beneficially own any shares of Common Stock.

ITEM 6.                                                     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and restated in its entirety as follows:

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement attached hereto as Exhibit A, with respect to the joint filing of this statement.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above or between such persons and any other person with respect to any securities of the Company.

ITEM 7.                  MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit A	Agreement of Reporting Persons, dated December 29, 2003, among the Reporting Persons.

Exhibit B

Power of Attorney for Oak Investment Partners VI and Oak Associates VI previously filed by those Reporting Persons with the Commission on June 25, 2003; Power of Attorney for Oak Investment Partners X, Oak Affiliates Fund X, Oak Associates X, Oak X Affiliates and David B. Walrod previously filed by those Reporting Persons with the Commission on January 7, 2003; Power of Attorney for Oak Investment Partners VII, Oak Associates VII, Oak Affiliates Fund VII, Oak VII Affiliates, Bandel L. Carano,

Gerald R. Gallagher, Edward F. Glassmeyer, Frederic W. Harman and Ann H. Lamont previously filed by those Reporting Persons with the Commission on August 5, 2002.

Exhibit C

Stock Purchase Agreement, dated as of January 6, 2003, by and among the Company and the investors named therein (filed as Appendix B to the Company’s Proxy Statement filed with the Commission on January 6, 2003, and incorporated herein by reference).

Exhibit D

Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Company (filed as Appendix D to the Company’s Proxy Statement filed with the Commission on January 6, 2003, and incorporated herein by reference).

Exhibit E

Registration Rights Agreement, dated as of January 6, 2003, by and among the Company and the purchasers named therein (filed as Appendix C to the Company’s Proxy Statement filed with the Commission on January 6, 2003, and incorporated herein by reference).

Exhibit F

Third Amended and Restated Voting Rights Agreement dated January 6, 2003 by and among the Company, the 1818 Fund, Oak Investment Partners VII, Oak Affiliates Fund VII, Oak Investment Partners X, Oak Affiliates Fund X and certain other investors party thereto (filed as Exhibit 4.5 to the Company’s Form 8-K filed with the Commission on January 7, 2003, and incorporated herein by reference).

Exhibit G

Underwriting Agreement dated December 18, 2003 by and among the Company, the selling stockholders named therein and the underwriters named therein (a form of which is filed as Exhibit 1.1 to the Company’s Form S-2/A (File No. 333-110206) filed with the Commission on December 18, 2003, and incorporated herein by reference).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2003

Entities:

Oak Investment Partners VI, Limited Partnership

Oak Associates VI, LLC

Oak Investment Partners VII, Limited Partnership

Oak Associates VII, LLC

Oak VII Affiliates Fund, Limited Partnership

Oak VII Affiliates, LLC

Oak Investment Partners X, Limited Partnership

Oak Associates X, LLC

Oak X Affiliates Fund, Limited Partnership

Oak X Affiliates, LLC

Oak Management Corporation

	By:	/s/ Ann H. Lamont
Ann H. Lamont, as
General Partner or Managing Member or as Attorney-in-fact for the above-listed entities

Individuals:

Bandel L. Carano
Gerald R. Gallagher
Edward F. Glassmeyer
Fredric W. Harman
Ann H. Lamont
David B. Walrod

	By:	/s/ Ann H. Lamont
Ann H. Lamont,
Individually and as Attorney-in-fact for the above-listed individuals

INDEX TO EXHIBITS

EXHIBIT A	Agreement of Reporting Persons, dated December 29, 2003, among the Reporting Persons (filed herewith).

EXHIBIT B

Power of Attorney for Oak Investment Partners VI and Oak Associates VI previously filed by those Reporting Persons with the Commission on June 25, 2003; Power of Attorney for Oak Investment Partners X, Oak Affiliates Fund X, Oak Associates X, Oak X Affiliates and David B. Walrod previously filed by those Reporting Persons with the Commission on January 7, 2003; Power of Attorney for Oak Investment Partners VII, Oak Associates VII, Oak Affiliates Fund VII, Oak VII Affiliates, Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Frederic W. Harman and Ann H. Lamont previously filed by those Reporting Persons with the Commission on August 5, 2002.

EXHIBIT C

Stock Purchase Agreement, dated as of January 6, 2003, by and among the Company and the investors named therein (filed as Appendix B to the Company’s Proxy Statement filed with the Commission on January 6, 2003, and incorporated herein by reference).

EXHIBIT D

Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Company (filed as Appendix D to the Company’s Proxy Statement filed with the Commission on January 6, 2003, and incorporated herein by reference).

EXHIBIT E

Registration Rights Agreement, dated as of January 6, 2003, by and among the Company and the purchasers named therein (filed as Appendix C to the Company’s Proxy Statement filed with the Commission on January 6, 2003, and incorporated herein by reference).

EXHIBIT F

Third Amended and Restated Voting Rights Agreement dated January 6, 2003 by and among the Company, the 1818 Fund, Oak Investment Partners VII, Oak Affiliates Fund VII, Oak Investment Partners X, Oak Affiliates Fund X and certain other investors party thereto (filed as Exhibit 4.5 to the Company’s Form 8-K filed with the Commission on January 7, 2003, and incorporated herein by reference).

EXHIBIT G

Underwriting Agreement dated December 18, 2003 by and among the Company, the selling stockholders named therein and the underwriters named therein (a form of which is filed as Exhibit 1.1 to the Company’s Form S-2/A (File No. 333-110206) filed with the Commission on December 18, 2003, and incorporated herein by reference).